U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

Four Palo Alto Square,

3000 El Camino Real, Suite 200,

Palo Alto, CA 94306

Telephone Number (including area code): (650) 813-6200

Name and address of agent for service of process:

Manuel A. Henriquez

Chairman of the Board and Chief Executive Officer

Hercules Technology Growth Capital, Inc.

Four Palo Alto Square, 3000 El Camino Real, Suite 200

Palo Alto, CA 94306

Copies to: Joshua A. Leuchtenburg, Esq.

Ropes & Gray LLP

45 Rockefeller Plaza

New York, NY 10111-0087

Check one of the following:

☒	The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: February 22, 2005

☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: Not Applicable

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: Not Applicable

The undersigned company certifies that it is a closed-end company organized under the laws of Maryland and with its principal place of business in California; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Palo Alto, CA on the 22nd day of February, 2005.

[SEAL]	HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

	By:	/s/ Manuel A. Henriquez
	Name:	Manuel A. Henriquez
	Title:	Chairman of the Board and
Chief Executive Officer

Attest:	/s/ Sally Borg
Name: Sally Borg
Title: Office Manager